Mail Stop 4561

February 24, 2009

VIA USMAIL and FAX (651) 227-7705

Mr. Patrick W. Keene
Chief Financial Officer
AEI Net Lease Income & Growth Fund XIX LP
30 East 7th Street, Suite 1300
St. Paul, Minnesota 55101

> **Re:** **AEI Net Lease Income & Growth Fund XIX LP**
> **Form 10-KSB for the year ended December 31, 2007**
> **Filed on March 28, 2008**
> **File No. 000-19838**

Dear Mr. Patrick Keene:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Cicely LaMothe
Branch Chief